

January 8, 2013

Via E-mail
Mr. Bill W. Wheat
Executive Vice President and Chief Financial Officer
D.R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, TX 76102

> **RE:** **D.R. Horton, Inc.**
> **Form 10-K for the Year Ended September 30, 2012**
> **Filed November 16, 2012**
> **File No. 1-14122**

Dear Mr. Wheat:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Item 8 – Financial Statements and Supplementary Data, page 60

Note G – Income Taxes, page 78

1. The $716.7 million reduction to your deferred tax asset valuation allowance represents a significant component of your net income of $956.3 million for the year ended September 30, 2012. Please enhance your disclosures in future filings to explain in further detail your consideration of ASC 740-10-30-16 through 30-25 in determining that as of September 30, 2012, it was more likely than not that these deferred tax assets are realizable. Please address the following:
   - We note your discussion on pages 44 and 79 regarding the positive and negative evidence that you considered. Please disclose in more detail how this positive and negative evidence was weighted and how that evidence led you to determine it was appropriate to reverse the valuation allowance during the quarter ended June 30, 2012. Please discuss the significant estimates and assumptions used in your analysis, including the specific

factors that changed during fiscal 2012 and led you to determine the reversal was appropriate at this time;

- Please discuss how you determined the amount of valuation allowance to reverse;

- Please disclose the amount of pre-tax income you need to generate to realize these deferred tax assets. Include an explanation of the anticipated future trends included in your projections of future taxable income. Confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in estimating the fair value of your reporting units for purposes of testing goodwill for impairment and any other assessment of your tangible and intangible assets for impairment; and

- If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to these tax-planning strategies.

Please show us in your supplemental response what your revisions to future filings will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief